________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 14(d)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                             WHITTAKER CORPORATION
                            (NAME OF SUBJECT COMPANY)

                            ------------------------

                            MEGGITT ACQUISITION INC.
                                  MEGGITT PLC
                                   (BIDDERS)

                            ------------------------

                         COMMON STOCK, $0.01 PAR VALUE
 SERIES D PARTICIPATING CONVERTIBLE PREFERRED STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   966680407
                         (CUSIP NUMBER OF COMMON STOCK)
                            ------------------------

                                PHILIP E. GREEN
                        GROUP CORPORATE AFFAIRS DIRECTOR
                                  MEGGITT PLC
                             FARRS HOUSE, COWGROVE
                   WIMBORNE, DORSET, BH21 4EL, UNITED KINGDOM
                               011-44-1202-847847
           (NAME ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                    COPY TO:
                             ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153

                            ------------------------

                            CALCULATION OF FILING FEE

===============================================================================
       TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
          $374,191,529.70                                     $74,838.31
===============================================================================

 * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 13,175,516 shares of common stock, $0.01 par value (the 'Shares'), of Whittaker Corporation, at a price per Share of $28.00 in cash and the purchase of 577.18 shares of Series D Participating Convertible Preferred Stock, par value $1.00 per share (the 'Preferred Shares'), at a price per Preferred Share of $9,142.87 in cash. Such aggregate number of Shares represents all the Shares outstanding on a fully-diluted basis (other than those issuable upon the conversion of the Preferred Shares, as the holder thereof has agreed to tender the Preferred Shares) as of June 4, 1999. Such aggregate number of Preferred Shares represents all the Preferred Shares outstanding as of June 4, 1999. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None                              Filing Party: N/A
Form or Registration No.: N/A                             Date Filed: N/A

________________________________________________________________________________

-------------------
CUSIP NO. 966680407
-------------------

---------------------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Meggitt Acquisition Inc.
---------------------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions)
                                                                                     (a) [x]
                                                                                     (b) [ ]
---------------------------------------------------------------------------------------------
          3  SEC USE ONLY
---------------------------------------------------------------------------------------------
          4  SOURCES OF FUNDS (See Instructions)
             AF
---------------------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
             ITEMS 2(E) OR 2(F)
             N/A
---------------------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
---------------------------------------------------------------------------------------------
          7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             None
---------------------------------------------------------------------------------------------
          8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES      [ ]
             (See Instructions)
             N/A
---------------------------------------------------------------------------------------------
          9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
             N/A
---------------------------------------------------------------------------------------------
         10  TYPE OF REPORTING PERSON (See Instructions)
             CO
---------------------------------------------------------------------------------------------

-------------------
CUSIP NO. 966680407
-------------------
                                    14D-1

---------------------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Meggitt America, Inc.
---------------------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions)
                                                                                     (a) [x]
                                                                                     (b) [ ]
---------------------------------------------------------------------------------------------
          3  SEC USE ONLY
---------------------------------------------------------------------------------------------
          4  SOURCES OF FUNDS (See Instructions)
             AF
---------------------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
             ITEMS 2(E) OR 2(F)
             N/A
---------------------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
---------------------------------------------------------------------------------------------
          7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             None
---------------------------------------------------------------------------------------------
          8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES      [ ]
             (See Instructions)
             N/A
---------------------------------------------------------------------------------------------
          9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
             N/A
---------------------------------------------------------------------------------------------
         10  TYPE OF REPORTING PERSON (See Instructions)
             CO
---------------------------------------------------------------------------------------------

-------------------
CUSIP NO. 966680407
-------------------

---------------------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Meggitt - USA, Inc.
---------------------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (See Instructions)
                                                                                     (a) [x]
                                                                                     (b) [ ]
---------------------------------------------------------------------------------------------
          3  SEC USE ONLY
---------------------------------------------------------------------------------------------
          4  SOURCES OF FUNDS (See Instructions)
             AF
---------------------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
             ITEMS 2(E) OR 2(F)
             N/A
---------------------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
---------------------------------------------------------------------------------------------
          7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             None
---------------------------------------------------------------------------------------------
          8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES      [ ]
             (See Instructions)
             N/A
---------------------------------------------------------------------------------------------
          9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
             N/A
---------------------------------------------------------------------------------------------
         10  TYPE OF REPORTING PERSON (See Instructions)
             CO
---------------------------------------------------------------------------------------------

-------------------
CUSIP NO. 966680407
-------------------

---------------------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Meggitt International Limited
---------------------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a) [x]
             (See Instructions)                                                      (b) [ ]
---------------------------------------------------------------------------------------------
          3  SEC USE ONLY
---------------------------------------------------------------------------------------------
          4  SOURCES OF FUNDS (See Instructions)
             AF
---------------------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
             ITEMS 2(E) OR 2(F)
             N/A
---------------------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION
             England and Wales
---------------------------------------------------------------------------------------------
          7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             None
---------------------------------------------------------------------------------------------
          8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES      [ ]
             (See Instructions)
             N/A
---------------------------------------------------------------------------------------------
          9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
             N/A
---------------------------------------------------------------------------------------------
         10  TYPE OF REPORTING PERSON (See Instructions)
             CO
---------------------------------------------------------------------------------------------

-------------------
CUSIP NO. 966680407
-------------------

---------------------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Meggitt PLC
---------------------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a) [x]
             (See Instructions)                                                      (b) [ ]
---------------------------------------------------------------------------------------------
          3  SEC USE ONLY
---------------------------------------------------------------------------------------------
          4  SOURCES OF FUNDS (See Instructions)
             BK, OO
---------------------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
             ITEMS 2(E) OR 2(F)
             N/A
---------------------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION
             England and Wales
---------------------------------------------------------------------------------------------
          7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             None
---------------------------------------------------------------------------------------------
          8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES      [ ]
             (See Instructions)
             N/A
---------------------------------------------------------------------------------------------
          9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
             N/A
---------------------------------------------------------------------------------------------
         10  TYPE OF REPORTING PERSON (See Instructions)
             CO
---------------------------------------------------------------------------------------------

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 ('this Statement') is filed by Meggitt Acquisition Inc., a Delaware corporation (the 'Purchaser'), Meggitt America, Inc., a Delaware corporation ('Meggitt America'), Meggitt-USA, Inc., a Delaware corporation ('Meggitt-USA'), Meggitt International Limited, a private limited company incorporated under the laws of England and Wales ('Meggitt International'), and Meggitt PLC, a public limited company incorporated under the laws of England and Wales (the 'Parent'), relating to the offer by Purchaser to purchase all shares of common stock, $0.01 par value (the 'Shares'), of Whittaker Corporation, a Delaware corporation (the 'Company'), at $28.00 per Share, net to the Seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 15, 1999 (the 'Offer to Purchase'), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the 'Offer'). The Offer also is for all shares of Series D Participating Convertible Preferred Stock, $1.00 par value (the 'Preferred Shares'), of the Company, at $9,142.87 net to the Seller in cash, on the terms and subject to the conditions set forth in the Offer.

ITEM 1. SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Whittaker Corporation, a Delaware corporation (the 'Company'). The address of the Company's principal executive offices is 1955 N. Surveyor Avenue, Simi Valley, California 93063.

     (b) The information set forth on the cover page and under 'Introduction' in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(d), (g) This Statement is filed by Purchaser, Meggitt America, Meggitt-USA, Meggitt International and Parent. The information set forth on the cover page, under 'Introduction', in Section 9 and in Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, none of Purchaser, Meggitt America, Meggitt-USA, Meggitt International nor Parent nor, to their knowledge, any of the persons listed in Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a) None.

     (b) The information set forth in the 'Introduction' and in Sections 9, 10 and 11 of the Offer to Purchase, is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth under 'Introduction' and in Section 12 of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS

     (a)-(e) The information set forth in the 'Introduction' and in Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)-(b) The information set forth in the 'Introduction' and in Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the 'Introduction' and in Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in Sections 11, 12 and 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 9 of the Offer to Purchase and in Exhibit (b)(3) to this Statement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

     (a) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

     (b)-(d) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     (a)(1) Offer to Purchase, dated June 15, 1999.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Form of Summary Advertisement, dated June 15, 1999.

     (a)(8) Text of Press Release, dated June 9, 1999.

     (b)(1) Term and Revolving Credit Facility Agreement, dated June 9, 1999 for Parent arranged by Barclays Capital and HSBC Investment Bank plc.

     (b)(2) Underwriting Agreement, dated June 9, 1999, among Parent, Meggitt Funding Limited and N M Rothschild & Sons Limited.

     (b)(3) Financial Statements of Parent for the fiscal years ended December 31, 1996, 1997 and 1998 and the Notes thereto.

     (c)(1) Agreement and Plan of Merger, dated as of June 9, 1999, among Parent, Purchaser and the Company.

     (c)(2) Confidentiality Agreement, dated as of March 10, 1999, executed by Parent.

     (c)(3) Letter Agreement, dated June 4, 1999, from the Company to Parent.

     (c)(4) Letter, dated June 9, 1999, from Joseph F. Alibrandi to Parent.

     (d) None.

     (e) Not applicable.

     (f) None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 1999

                                           MEGGITT ACQUISITION INC.

                                           By: /S/ BENNETT F. MOORE
                                               .................................
                                              NAME: BENNETT F. MOORE
                                              TITLE:  VICE PRESIDENT AND
                                                      SECRETARY

                                            MEGGITT AMERICA, INC.

                                            By: /S/ BENNETT F. MOORE
                                               .................................
                                              NAME: BENNETT F. MOORE
                                              TITLE:  PRESIDENT

                                            MEGGITT - USA, INC.

                                            By: /S/ BENNETT F. MOORE
                                               .................................
                                              NAME: BENNETT F. MOORE
                                              TITLE:  PRESIDENT AND SECRETARY

                                            MEGGITT INTERNATIONAL LIMITED

                                            By: /S/ PHILIP E. GREEN
                                               .................................
                                              NAME: PHILIP E. GREEN
                                              TITLE:  DIRECTOR

                                            MEGGITT PLC

                                            By: /S/ PHILIP E. GREEN
                                               .................................
                                              NAME: PHILIP E. GREEN
                                              TITLE:  GROUP CORPORATE AFFAIRS
                                                      DIRECTOR

                                 EXHIBIT INDEX

EXHIBIT                                                                                                    PAGE NO.
--------                                                                                                   --------
(a)(1)    Offer to Purchase, dated June 15, 1999........................................................
(a)(2)    Letter of Transmittal.........................................................................
(a)(3)    Notice of Guaranteed Delivery.................................................................
(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees..............
(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
            Nominees....................................................................................
(a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.........
(a)(7)    Form of Summary Advertisement dated June 15, 1999.............................................
(a)(8)    Text of Press Release, dated June 9, 1999.....................................................
(b)(1)    Term and Revolving Credit Facility Agreement, dated June 9, 1999, for Parent arranged by
            Barclays Capital and HSBC Investment Bank plc...............................................
(b)(2)    Underwriting Agreement, dated June 9, 1999, among Parent, Meggitt Funding Limited and N M
            Rothschild & Sons Limited...................................................................
(b)(3)    Financial Statements of Parent for the fiscal years ended December 31, 1996, 1997 and 1998 and the Notes thereto...........................................................................
(c)(1)    Agreement and Plan of Merger, dated as of June 9, 1999, among Parent, Purchaser and the
            Company.....................................................................................
(c)(2)    Confidentiality Agreement, dated as of March 10, 1999, executed by Parent.....................
(c)(3)    Letter Agreement, dated June 4, 1999, from the Company to Parent..............................
(c)(4)    Letter, dated June 9, 1999, from Joseph F. Alibrandi to Parent................................

                         STATEMENT OF DIFFERENCES
                         ------------------------


The British pound sterling sign shall be expressed as...................... 'L'
The dagger symbol shall be expressed as ................................... 'D'